UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021 (No.3)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

BACKGROUND INFORMATION

Cellect Biotechnology, Ltd. (“Cellect”) is filing this Form 6-K to report that Cellect, Quoin Pharmaceuticals, Inc. (“Quoin”) and Altium Growth Fund, L.P. (“Altium”) have amended the Primary Financing SPA (as defined below) and the forms of the Primary Financing Warrants and Exchange Warrants (each as defined below) to be issued by Cellect pursuant to the Primary Financing SPA. The amendments, which are described in more detail below, were made so that the warrants would be treated as equity (rather than liabilities) for accounting purposes, resulting in positive changes in the pro forma financial information for Cellect following the merger transaction (the “Merger”) described in the joint proxy statement/prospectus dated August 12, 2021 (the ‘”Prospectus”, which forms a part of Cellect’s registration statement on Form F-4 (No. 333-257144).

In connection with the Securities Purchase Agreement (as amended, the "Primary Financing SPA") by and among Quoin, Cellect and Altium, dated as of March 24, 2021, (x) Quoin has agreed to issue to the Initial Purchased Shares (as defined in the Primary Financing SPA) and the Additional Purchased Shares (as defined in the Primary Financing SPA) to Altium and (y) Cellect has agreed to issue to Altium Series A Warrants, Series B Warrants and Series C Warrants, in the forms attached as Exhibits B-1, B-2 and B-3, respectively, to the Primary Financing SPA (as amended, collectively, the "Primary Financing Warrants"), which are exercisable to purchase ADSs of Cellect (as exercised, collectively, the "Primary Financing Warrant Shares") in accordance with the terms of the Primary Financing Warrants.

In connection with the Securities Purchase Agreement (as amended, the "Bridge SPA") by and between Quoin and Altium, dated as of March 24, 2021, Quoin issued to Altium (i) on March 25, 2021 (x) senior secured notes and (y) warrants, in the form attached as Exhibit B to the Bridge SPA (as amended, the "First Bridge Warrants"), which are exercisable to purchase shares of Quoin's common stock, in accordance with the terms of the First Bridge Warrants, which will be exchanged for warrants (the "First Exchange Warrants") to purchase ADSs of Cellect (as exercised, collectively, the "First Exchange Warrant Shares") upon the consummation of the transactions contemplated pursuant to that certain Agreement and Plan of Merger, dated as of March 24, 2021, by and among Quoin, Cellect and CellMSC, Inc., a Delaware corporation and wholly owned subsidiary of Cellect (as amended, the "Merger Agreement"), (ii) on April 23, 2021 (x) senior secured notes and (y) warrants, in the form attached as Exhibit B to the Bridge SPA (as amended, the "Second Bridge Warrants"), which are exercisable to purchase shares of Quoin's common stock, in accordance with the terms of the Second Bridge Warrants, which will be exchanged for warrants (the "Second Exchange Warrants") to purchase ADSs of Cellect (as exercised, collectively, the "Second Exchange Warrant Shares") upon the consummation of the transactions contemplated pursuant to the Merger Agreement and (iii) on May 24, 2021 (x) senior secured notes and (y) warrants, in the form attached as Exhibit B to the Bridge SPA (as amended, the "Third Bridge Warrants" and together with the First Bridge Warrants and the Second Bridge Warrants, the "Bridge Warrants"), which are exercisable to purchase shares of Quoin's common stock, in accordance with the terms of the Third Bridge Warrants, which will be exchanged for warrants (the "Third Exchange Warrants" and together with the First Exchange Warrants and the Second Exchange Warrants, the "Exchange Warrants") to purchase ADSs of Cellect (as exercised, collectively, the "Third Exchange Warrant Shares" and together with the First Exchange Warrants Shares and the Second Exchange Warrant Shares, the "Exchange Warrant Shares") upon the consummation of the transactions contemplated pursuant to the Merger Agreement.

The Primary Financing Warrants, the Bridge Warrants and the Exchange Warrants contain certain reset provisions that may increase the number of Primary Financing Warrant Shares, the Bridge Warrant Shares and Exchange Warrant Shares, respectively, issuable pursuant to such warrants and may decrease the Exercise Price (as defined in the Primary Financing Warrants, the Bridge Warrants and the Exchange Warrants) of such warrants that may lead to the Primary Financing Warrants and the Exchange Warrants being treated as liabilities for accounting purposes, although it was desired by Quoin, Cellect and Altium when entering into the Primary Financing SPA and the Bridge SPA that such warrants be treated as equity for accounting purposes.

Further information related to the Merger and the financings with Altium is provided in the Prospectus.

Accordingly, on September 17, 2021, Quoin, Cellect and Altium entered into an Amendment Agreement (attached hereto as Exhibit 99.1) under which they amended the terms of the Primary Financing SPA, the form of Primary Financing Warrants and the form of Exchange Warrants, as described in more detail below. Refer to Exhibit 99.1 for related changes effected by the Amendment Agreement.

AMENDMENTS TO FORM OF PRIMARY FINANCING WARRANTS AND EXCHANGE WARRANTS

The form of Primary Financing Warrants was amended as follows to facilitate equity treatment of such warrants as discussed above:

•	A fixed number of warrant shares for each of the Series A, B and C Warrants being 4,276,252, 4,276,252, and 2,389,670, respectively is included on the front page of the Primary Financing Warrants (as amended), in lieu of the formula set forth in footnote 2 on the front page of the form of Primary Financing Warrants. The warrant exercise price for the Series A, B and C Warrants is now set at $3.98 per ADS. The number of shares issuable upon exercise of the Series A, B, and C Warrants (as amended) represents the maximum number of shares exercisable as currently described in the Prospectus, assuming the additional 2,389,670 shares for each of the Series A Warrants and the Series B Warrants are issued upon exercise of the Series C Warrants.

●	The reset provisions contained in Section 2(f) of the original form of Primary Financing Warrants have been deleted, which resets would have allowed for a decrease in the exercise price and increase in the number of shares issuable based on the trading prices of Cellect common stock on each of the 45th, 90th and 135th day after issuance. As a result the definitions of “Interim Reset Date,” “Final Reset Date,” “Reset Date,” “Reset Price,” and “Reset Share Amount” have all been deleted.

●	Further, the required reserve for warrant shares is now limited to the amount of warrant shares as compared to 400% of the initial issued amount (for the Series A and Series B Warrants) and 223.52% of the initial issued amount (for the Series C Warrants) under Section 1(g).

The form of Exchange Warrants was amended as follows to facilitate equity treatment of such warrants as discussed above:

●	A fixed number of warrant shares for the Exchange Warrants of 1,238,429 is included on the front page of the form of Exchange Warrants (as amended), in lieu of the formula set forth in footnote 2 on front page of the form of original Exchange Warrants. The warrant exercise price for the Exchange Warrants is now set at $3.98 per ADS. The number of shares issuable upon exercise of the Exchange Warrants (as amended) represents the maximum number of shares exercisable as currently described in the Prospectus.

●	The reset provisions contained in Section 2(d) of the original form have been deleted, which resets would have allowed for a decrease in the exercise price and increase in the number of shares issuable based on the trading prices of Cellect common stock on each of the 45th, 90th and 135th day after issuance. As a result the definitions of “Interim Reset Date,” “Final Reset Date,” “Reset Date,” “Reset Price,” and “Reset Share Amount” have all been deleted.

●	Further, the required reserve for warrant shares is now limited to the amount of warrant shares as compared to a number of Ordinary Shares equal to (i) from and after the Issuance Date until the Final Reset Date, the quotient obtained by dividing (x) the Principal amount of the Note issued to the initial Holder of this Warrant, by (y) the lower of (1) the Initial Exercise Price (as adjusted for stock splits, stock dividends, recapitalizations, reorganizations, reclassification, combinations, reverse stock splits or other similar events occurring after the Subscription Date) and (2) 25% of the Closing Per Share Price and (ii) from and after the Final Reset Date, as contained in the original form.

In addition, the Primary Financing SPA has been amended to change the date of issuance of the Primary Financing Warrants to a date one-hundred thirty-six (136) days following the closing of the Merger (the “Closing”) and to reflect the pending ratio adjustment of Cellect’s American Depositary Shares announced on September 10, 2021 (the “ADR Ratio Adjustment”).

As a result of the following amendments, the aforementioned warrants now receive the desired equity treatment and accordingly the pro forma financial information presented in the Prospectus has changed as set forth in the “After Amendments to Warrants” column below:

SUMMARY

	As filed in Prospectus	After Amendments to Warrants
Total Assets	$36,921	$36,921
Total Liabilities	44,778	22,948
Total Shareholders’ Equity (Deficiency)	(7,857)	13,973
Total Liabilities and Shareholders’ Equity	$36,921	$36,921

In connection with the foregoing amendments, Cellect and Quoin entered into an agreement dated September 17, 2021 (attached hereto as Exhibit 99.2) pursuant to which Cellect and Quoin agreed that, in connection with the closing of the transactions contemplated by the Merger Agreement:

●	After the Closing, it is anticipated that (after giving effect to the ADR Ratio Adjustment) the post-Closing pro forma capitalization of Cellect will be a follows:

o	current Cellect stockholders will hold 980,934 Cellect ADSs;

o	Cellect will issue and aggregate of 4,437,981 Cellect ADSs to existing stockholders and noteholders (including Altium);

o	Cellect will deliver 3,207,189 ADSs to the Escrow Agent (as defined in the Primary Financing SPA) to be disbursed pursuant to the Primary Financing SPA; and

o	Cellect will grant Altium Exchange Warrants in the amount of 1,238,429 Cellect ADSs in exchange for the existing Bridge Warrants.

●	On the 136th day after the Closing, Cellect will grant the following warrants to Altium pursuant to the terms of the Primary Financing SPA:

o	a Series A Warrant to purchase 4,276,252 Cellect ADSs;

o	a Series B Warrant to purchase 4,276,252 Cellect ADSs; and

o	a Series C Warrant to purchase 2,389,670 Cellect ADSs.

●	Upon the exercise of the Series C Warrant in full, Altium will be granted an additional Series A Warrant to purchase 2,389,670 Cellect ADSs and an additional Series B Warrant to purchase 2,389,670 Cellect ADSs.

●	The number of Dilution Escrow Shares (as defined in the Merger Agreement) will be fixed at 1,826,975 Cellect ADSs. Of this amount, Quoin acknowledges that 1,437,829 ADSs are no longer tied to any resets under the warrants and shall be transferred to Cellect shareholders, as described in the letter agreement. Quoin acknowledges that the purpose of the Dilution Escrow Shares is to give the Cellect shareholders immediately prior to the Closing the opportunity to hold, in the aggregate, at least 11.99% of the fully diluted equity of Cellect immediately after the Closing.

●	The Exchange Escrow Shares (as defined in the Merger Agreement, which would have totaled 928,822, will be returned to Cellect for cancellation upon the Closing.

●	Refer to Exhibit 99.2 for the complete text of the letter agreement.

The information in this Form 6-K, including the exhibits hereto, shall be incorporated by reference into Cellect’s registration statements on Form S-8 (Registration Nos. 333-21847, 333-220015, 333-225003 and 333-232230) and on Form F-3 (333-21964 and 333-229083).

Insert Exhibit(s):

99.1	Amendment Agreement dated as of September 17, 2021, by and among Quoin Pharmaceuticals, Inc., Cellect Biotechnology, Ltd., and Altium Growth Fund, L.P.
99.2	Letter Agreement dated September 17, 2021, between Quoin Pharmaceuticals, Inc. and Cellect Biotechnology, Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2021	CELLECT BIOTECHNOLOGY, LTD.

	By:	/s/ Shai Yarkoni
	Name:	Shai Yarkoni
	Title:	Chief Financial Officer